SolarWindow Technologies, Inc.

10632 Little Patuxent Parkway, Suite 406

Columbia, Maryland 21044

(800) 213-0689

May 9, 2018

Via EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attention:	Ms. Pamela Long, Assistant Director
Office of Manufacturing and Construction Ms. Sherry Haywood, Staff Attorney

Re:	SolarWindow Technologies, Inc.
Registration Statement on Form S-1 File No. 333-222809

Dear Ms. Long.

SolarWindow Technologies, Inc. (the “Registrant”), in accordance with Rule 461 of the Securities Act of 1933, as amended, hereby requests the acceleration of the effective date of the above referenced registration statement so that it may become effective, at twelve noon Eastern Daylight Time on Friday, May 11, 2018, or as soon as practicable thereafter.

The Registrant acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Joseph Sierchio of Satterlee Stephens LLP, counsel to the Company, at (212) 404-8765 if you have any questions or concerns regarding this matter.

Sincerely, SolarWindow Technologies, Inc.

By:	/s/ John A. Conklin
Name:	John A. Conklin
Title:	President and Chief Executive Officer